**Exhibit 10(iii)(A)(8)(a)**

# DEFERRED COMPENSATION AGREEMENT
## FOR PERFORMANCE BONUS

## ARTICLE I

### DEFINITIONS

**Section 1.1.**    "Agreement" shall mean this Deferred Compensation Agreement.

**Section 1.2.**    "Beneficiary" shall mean the individual beneficiary whom the Participant has designated in writing to receive the balance, if any, remaining in the Participant's account upon the Participant's death, or in the absence of a designated beneficiary, the Participant's estate.

**Section 1.3.**    "Bonus" shall mean the bonus earned by the Participant during the 12 month period ending December 31, 2005 and paid within two and one-half months thereafter; provided that such bonus shall be net of FICA, Medicare and other payroll taxes (other than income taxes) which shall be payable by Participant at the time that Participant becomes eligible to receive such bonus.

**Section 1.4.**  "Code" shall mean the Internal Revenue Code of 1986, as amended.

**Section 1.5.**  "Company" shall mean Independence Holding Company

**Section 1.6.**    "Participant" shall mean Teresa A. Herbert.

**Section 1.7.**    "Payment Date" shall mean January 1, 2011, or such earlier date as permitted hereunder.

**Section 1.8.**    "Unforeseeable Emergency" shall be defined in accordance with Section 409A of the Code and guidance issued thereunder.

## ARTICLE II

### PAYMENT OF BENEFITS

**Section 2.1.    Amount and Timing of Payment.**  In consideration of the Participant's services rendered to the Company during the Bonus period, 100% of the Bonus,  payable to the Participant (the "Deferred Compensation"), shall be deferred and made to the Participant on the Payment Date.  As additional compensation hereunder, interest at the rate of 6.0% per annum shall accrue as to the Deferred Compensation commencing on January 1, 2006 and ending on the Payment Date.  Such interest shall be paid on the date on which the Deferred Compensation is paid.

**Section 2.2.    Unforeseeable Emergency.**  Notwithstanding anything to the contrary contained herein, all or a portion of the Deferred Compensation shall be paid prior to the Payment Date if the Participant requests early payment in connection with an Unforeseeable Emergency;

provided that such payment shall be made only to the extent reasonably needed to satisfy such Unforeseeable Emergency.

**Section 2.3. Termination of Employment; Retirement; Death.** In the event the Participant's employment with the Company terminates, or if the Participant retires from the Company, the balance due hereunder shall be paid on the date that is six months following such termination. Upon the death of the Participant prior to the date a full distribution has been made under this Agreement, the balance shall be distributed to the Participant or the Participant's Beneficiary, as the case may be, within 60 days of the occurrence of such event.

**Section 2.4. Form and Accounting Payment.** All benefits shall be paid in cash from the general funds of the Company and no special or separate fund shall be established and no other segregation of assets shall be made to assure the payment of benefits thereunder.

## ARTICLE III

## ASSIGNABILITY

The interests herein and the right to receive distributions under this Agreement may not be anticipated, alienated, sold, transferred, assigned, pledged, encumbered, attached or garnished or subjected to any charge or legal process, and if any attempt is made to do so, or the Participant becomes bankrupt, the interests under the Agreement of the Participant may be terminated by the Company, which, in its sole discretion, may cause the same to be held or applied for the benefit of one or more of the dependents of such person or make any other disposition of such interests that it deems appropriate.

## ARTICLE IV

## AMENDMENT OR TERMINATION

The Agreement may not be amended or terminated without the written consent of the Company and the Participant or, if applicable, the Participant's Beneficiary.

## ARTICLE V

## MISCELLANEOUS

**Section 5.1. Withholding.** There shall be deducted from all payments under this Agreement the amount of any taxes required to be withheld by any Federal, state or local government.

**Section 5.2. Terms Binding.** The terms of this Agreement shall be binding upon all interested persons, their heirs, and personal representatives.

**Section 5.3. No Employment Rights.** No provisions of this Agreement or any action taken by the Company shall give the Participant any right to be retained in the employ of the Company, and the right and power of the Company to dismiss or discharge the Participant is specifically reserved.

**Section 5.4.** **Status of the Participant.** The Participant shall have the status of a general unsecured creditor of the Company and this Agreement constitutes a mere promise by the Company to make benefit payments in the future.

**Section 5.5.** **Intention of Parties.** It is the intention of the parties hereto that the Company's obligations hereunder shall be unfunded for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act of 1974.

**Section 5.6.** **Complete Terms.** In respect of the matters specifically relating hereto, this Agreement is intended as a complete and exclusive statement of the rights and obligations of the Company and the Participant, and supersedes all previous agreements or understandings.

**Section 5.7.** **Governing Law.** All questions pertaining to the construction, validity and effect of this Agreement shall be determined in accordance with the laws of the State of Delaware.

This Agreement is executed effective June 17, 2005.

**PARTICIPANT**                                        **INDEPENDENCE HOLDING COMPANY**


/s/ Teresa A. Herbert                           By:     /s/ Roy T.K. Thung_____
Teresa A. Herbert                                Name:  Roy T.K. Thung
Senior Vice President                            Title:   Chief Executive Officer


Beneficiary Designation:

I hereby designate Henry W. Herbert, Jr. as my Beneficiary to receive, in the event of my death, the benefits that would have been payable to me pursuant to the foregoing agreement of June 17, 2005 had I lived. I understand that this designation will remain in effect until such time as the Company's Secretary receives a notice signed by me making a new designation.


                                                        /s/ Teresa A. Herbert_____